Exhibit (a)(5)(iv)

FOR IMMEDIATE RELEASE

CONTACT:

Warren Antler

AST Fund Solutions

212-400-2605

wantler@astfundsolutions.com

The China Fund, Inc. Announces

Expiration and Preliminary Results of Tender Offer

July 24, 2012 – The China Fund, Inc. (NYSE: CHN) (the “Fund”) announced today the expiration of its tender offer (the “Offer”) to purchase up to 25% of the Fund’s issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”). The Offer and withdrawal rights expired at 11:59 p.m., New York time on Monday, July 23, 2012 (the “Termination Date”).

Under the terms of the Offer, the Fund offered to purchase up to 25% of the Fund’s outstanding Shares, or 5,662,664 Shares in the aggregate, for cash at a price per Share equal to 99% of the Fund’s net asset value per Share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the Termination Date.

Based upon current information, approximately 12,412,749 Shares, or approximately 55.00% of the Fund’s Shares, were tendered and not withdrawn through the Termination Date, including shares tendered pursuant to notices of guaranteed delivery. Because the number of shares tendered exceeded 25% of the Fund’s outstanding Shares, the Fund will repurchase the maximum number of Shares covered by the Offer (5,662,664 Shares) using the pro-ration procedures described in the Offer to Repurchase included in the Fund’s tender offer materials provided to stockholders. The Fund will accept all Shares tendered by any stockholder who owns an aggregate of not more than 99 Shares and tendered all such Shares before pro rating the Shares tendered by other stockholders.

The number of Shares tendered provided above is preliminary and is subject to adjustment as the Fund verifies that all requirements for participation have been met by each stockholder that tendered Shares. The final number of shares validly tendered and accepted pursuant to the Offer will be announced at a later date. Payment for Shares properly tendered and accepted by the Fund for repurchase in the Offer will be made as soon as practicable after the Termination Date.

For further information regarding the Offer, please contact AST Fund Solutions, the Fund’s information agent for this Offer, at 800-591-8254 (toll free) or 212-400-2605 (collect call). For additional information on the Fund, including information on the Fund’s holdings, visit the Fund’s website at www.thechinafund.com or call 888-246-2255.

The Fund is a non-diversified closed-end investment company, which seeks long-term capital appreciation primarily through investments in equity securities (i) of companies for which the principal securities trading market is in China, (ii) of companies for which the principal securities trading market is outside of China, or constituting direct equity investments in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have at least 50% of their assets, in China or (iii) constituting direct equity investments in companies organized in China. Shares of the Fund are listed on the New York Stock Exchange under the ticker symbol “CHN.”

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.